AMENDED AND RESTATED

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

October 17, 2022

TABLE OF CONTENTS

Schedule A   -   Investors
Schedule B   -   Key Holders
Exhibit A   -   Consent of Spouse

WATERSHED MEDICAL, INC.
AMENDED AND RESTATED RIGHT OF FIRST REFUSAL
AND CO-SALE AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "*Agreement*"), is made as of October 17, 2022, by and among Watershed Medical, Inc., a Delaware corporation (the "*Company*"), the Investors (as defined below) listed on Schedule A and the Key Holders (as defined below) listed on Schedule B.

WHEREAS, each Key Holder is the beneficial owner of the number of shares of Capital Stock, or of options to purchase Common Stock, set forth opposite the name of such Key Holder on Schedule B;

WHEREAS, the Company and the Investors are parties to that certain Series Bridge Preferred Stock Purchase Agreement, of even date herewith (the "*Purchase Agreement*"), pursuant to which certain of the Investors have agreed to purchase shares of the Series Bridge Preferred Stock, par value $0.0001 per share (the "*Series Bridge Preferred Stock*");

WHEREAS, certain of the Investors hold shares of the Company's Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock (the "*Existing Investors*") and possess rights of first refusal and co-sale rights pursuant to the Company's Right of First Refusal and Co-Sale Agreement, dated September April 30, 2021 (the "*Prior Agreement*"); and

WHEREAS, the Company and the Existing Investors desire to terminate the Prior Agreement and further desire that this Agreement supersede and replace the Prior Agreement in its entirety;

NOW, THEREFORE, the Company, the Key Holders and the Investors agree as follows:

1.   Definitions.

        1.1   "*Affiliate*" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer, director or trustee of such Investor, or any venture capital fund or registered investment company now or hereafter existing which is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Investor.

        1.2   "*Board of Directors*" means the board of directors of the Company.

        1.3   "*Capital Stock*" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4   "***Change of Control***" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.5   "***Common Stock***" means shares of Common Stock of the Company, $0.0001 par value per share.

1.6   "***Company Notice***" means written notice from the Company notifying the selling Key Holders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7   "***Investor Notice***" means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.8   "***Investors***" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Subsection 6.9, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.11 and any one of them, as the context may require; provided, however, that any such person shall cease to be considered an Investor for purposes of this Agreement at any time such person and his, her or its Affiliates collectively hold fewer than twenty-five percent (25%) of the shares of Capital Stock originally purchased by such Investor pursuant to the Purchase Agreement (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction).

1.9   "***Major Investors***" means holders of at least 225,245 shares of Preferred Stock.

1.10   "***Key Holders***" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Subsection 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.9 or 6.17 and any one of them, as the context may require.

1.11   "***Preferred Stock***" means collectively, all shares of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, and Series Bridge Preferred Stock.

1.12   "***Proposed Key Holder Transfer***" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.13   "***Proposed Transfer Notice***" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.14   "***Prospective Transferee***" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.15   "***Restated Certificate***" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.16   "***Right of Co-Sale***" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.17   "***Right of First Refusal***" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.18   "***Secondary Notice***" means written notice from the Company notifying the Major Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.19   "***Secondary Refusal Right***" means the right, but not an obligation, of each Major Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.20   "***Transfer Stock***" means shares of Common Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.21   "***Undersubscription Notice***" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2.   Agreement Among the Company, the Investors and the Key Holders.

2.1   Right of First Refusal.

(a)   Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b)   Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than thirty (30) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder and the Investors within ten (10) days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company.

(c)   Grant of Secondary Refusal Right to the Major Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Major

Investors a Secondary Refusal Right to purchase all of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Major Investor to that effect no later than ten (10) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Major Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's delivery of the Secondary Notice as provided in the preceding sentence.

(d)   Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Major Investors pursuant to Subsections 2.1(b) and (c) with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "***Investor Notice Period***"), then the Company shall, within five (5) days after the expiration of the Investor Notice Period, send written notice (the "***Company Undersubscription Notice***") to those Major Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "***Exercising Investors***"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within five (5) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e)   Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) thirty (30) days after delivery of the Proposed Transfer Notice.

2.2   Right of Co-Sale.

(a)   Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Major Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Major Investor who desires to exercise its Right of Co-Sale (each, a "***Participating Investor***") must give the selling Key Holder written notice to that effect within ten (10) days after the delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer, plus the number of shares of Transfer Stock held by the selling Key Holders.

(c) Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "***Purchase and Sale Agreement***") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

(d) Allocation of Consideration.

(i) Subject to Subsection 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Subsection 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Certificate.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Subsection 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Subsection 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or

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Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

(f)   Additional Compliance. If any Proposed Key Holder Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

2.3   Effect of Failure to Comply.

(a)   Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)   Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c)   Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Investor who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection 2.2. The sale will be made on the same terms, including, without limitation, as provided in Subsection 2.2(d)(i) and the first sentence of Subsection 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe

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proscribed in Subsection 2.2. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Subsection 2.2.

3.   Exempt Transfers.

3.1   Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Key Holder making such pledge, (d) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other relative/person approved by the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; or (e) to the sale by the Key Holder of up to 10% of the Transfer Stock held by such Key Holder as of the date that such Key Holder first became party to this Agreement; (f) any bona fide gift including, but not limited to, a donation of Shares or a commitment of the proceeds upon a sale thereof to a non-profit organization; (g) any sale or transfer of Shares by a Key Holder made for purposes paying health care expenses of the Key Holder or Key Holder's immediate family; or (h) any sale or transfer of Shares by a Key Holder made for purposes of paying a customary down payment in conjunction with purchasing a primary residence; provided that in the case of clauses (a), (c), (d), (e), (f), (g) or (h), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**"); or (b) pursuant to a Deemed Liquidation Event (as defined in the Restated Certificate).

3.3   Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the reasonable determination of the Board of Directors, directly competes with the Company in the field of therapeutics that target GDF-11; or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such

transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRE*SENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE* TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1 Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "***IPO***") and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2241 or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock (whether such shares or any such securities are then owned by the Key Holder or are thereafter acquired); or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Key Holder or the immediate family of the Key Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall only be applicable to the Key Holders if all officers and directors are subject to the same restrictions. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2   Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6.   Miscellaneous.

6.1   Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO; and (b) the consummation of a Deemed Liquidation Event (as defined in the Restated Certificate).

6.2   Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3   Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.5   Notices.

(a)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to 505 Montgomery St., San Francisco, CA 94111, *Attention:* Chief Executive Officer; and a copy (which shall not constitute notice) shall also be sent to Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, CA 94304; Attention: Elton Satusky; and if notice is given to the Investors, a copy shall also be given to Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, CA 94304; Attention: James Huie.

(b)   Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "*DGCL*"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6   Entire Agreement. This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8   Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and (c)) the holders of a majority of the shares of Common Stock issued

10

or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (voting as a single separate class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement, (iii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, and (iv) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9   Assignment of Rights.

(a)   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)   Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c)   The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires all of such Investor's shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

11

(d)   Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

6.12   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.13   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15   Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.16   Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.17   Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) one percent (1%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.18   Consent of Spouse. If any Key Holder is married on the date of this Agreement, such Key Holder's spouse shall execute and deliver to the Company a Consent of Spouse in the form of Exhibit A hereto ("*Consent of Spouse*"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Key Holder's shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Key Holder should marry or remarry subsequent to the date of this Agreement, such Key Holder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

(*Signature page follows*)

4867-4033-0032.5 - 11/11/2022 11:43:01 AM

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

WATERSHED MEDICAL, INC.

_____
(*Signature*)

_____
Christopher Kinsella
(*Print name*)

_____
Chief Executive Officer and President
(*Print title*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

KEY HOLDER

_____
(*Signature*)

_____
Christopher Kinsella
(*Print name*)

KEY HOLDER

_____
(*Signature*)

_____
Clay Nolan
(*Print name*)

KEY HOLDER

_____
(*Signature*)

_____
Saniya Ali
(*Print name*)

KEY HOLDER

_____
(*Signature*)

_____
Joaquim Trias
(*Print name*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


Nor-Cal Invest, LLC
_____
(*Print **Investor** name*)

_____
(*Signature*)

Morten Simonsen
_____
(*Print name of **signatory**, if signing for an entity*)

Owner/Manager
_____
(*Print title of **signatory**, if signing for an entity*)


4867-4033-0032.5 - 11/11/2022 11:43:01 AM

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Life Science Angels Investors IX, LLC
(*Print **Investor** name*)

(*Signature*)

Allan W. May
(*Print name of **signatory**, if signing for an entity*)

Managing Member
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Hughes 2015 Descendants' Trust

(*Print **Investor** name*)

_____

(*Signature*)

_____

(*Print name of **signatory**, if signing for an entity*)

_____

(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

<u>   Dobby Private Equity LLC   </u>
(*Print **Investor** name*)

_____

(*Signature*)

_____

(*Print name of **signatory**, if signing for an entity*)

_____

(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

AMROU SALAHIEH AND LAILA
MUNIF-SALAHIEH, Trustees of the
Amrou and Laila Salahieh Living Trust
Dated December 19, 2001

By: _____
    (Signature)
Name: Amrou Salahieh
Title: Trustee

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Justin Uhl
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT
4867-4033-0032.5 - 11/11/2022 11:43:01 AM

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


Steven Conrad
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)


IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

KELP Associates, LLC
(*Print **Investor** name*)

(*Signature*)

Mark Marshall
(*Print name of **signatory**, if signing for an entity*)

Manager
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

<u>   Robert W. Lord   </u>
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


Joseph Liu
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)


IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

John Woock
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


Rush Bartlett

(*Print **Investor** name*)

_____

(*Signature*)

_____

(*Print name of **signatory**, if signing for an entity*)

_____

(*Print title of **signatory**, if signing for an entity*)


IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


Ross Venook
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)


IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Ashley Newsom Geisler Trust, Dated August 20, 2009
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


Steven Buchsbaum

(*Print **Investor** name*)

(*Signature*)

(*Print name of **signatory**, if signing for an entity*)

(*Print title of **signatory**, if signing for an entity*)


IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Susan Kimmel
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


Paul Davis
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)


IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


Lisa Crump
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)


IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Brett Blasiar
(*Print **Investor** name*)

(*Signature*)

(*Print name of **signatory**, if signing for an entity*)

(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


Lateral Capital
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)


IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Luke Hamann
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


Astralabs Inc.
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)


IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Watershed Sep 2022, a Series of CGF2021 LLC
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Alliance of Angels Innovation Fund 2022
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


2ROK, LLC
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)


IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

AH-HA HOLDINGS, LLC
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


Howard Edelman
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)


IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Matthew Monaghan
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR


Wichterman Family Trust
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)


IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Tahoe Family Trust,
Roland W. Schumann III, TTEE
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

The Holmlund Family Trust, dated 8/5/93,
Mark W. Holmlund, TTEE

_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Terry & Marrianne Murphy
(*Print **Investor** name*)

(*Signature*)

(*Print name of **signatory**, if signing for an entity*)

(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

The Dowd Family 2005 Trust,
Charles A. Dowd, Jr. TTEE
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Donna Jang & Don Ross

(*Print **Investor** name*)

_____

(*Signature*)

_____

(*Print name of **signatory**, if signing for an entity*)

_____

(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Maggie & Jeff Saling
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Walter & Pamela Ettlin
_____
(*Print **Investor** name*)

_____
(*Signature*)

_____
(*Print name of **signatory**, if signing for an entity*)

_____
(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

Michael Blasyzk
(*Print **Investor** name*)

(*Signature*)

(*Print name of **signatory**, if signing for an entity*)

(*Print title of **signatory**, if signing for an entity*)

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR

_____

(*Print **Investor** name*)

_____

(*Signature*)

_____

(*Print name of **signatory**, if signing for an entity*)

_____

(*Print title of **signatory**, if signing for an entity*)

SCHEDULE A

Schedule of Investors

SERIES SEED-1

Investor	Number of Shares	Address
Rush Bartlett	33,582	2709 Shire Ridge Drive Austin, TX 78732
AH-HA Holdings	179,107	PO Box 4406 Carmel, CA 93921

SERIES SEED-2

Investor	Number of Shares	Address
Howard Edelman	20,352	2116 15th Avenue San Francisco, CA 94116
Wichterman Family Trust	50,882	10157 Palmer Drive Oakton, VA 22124
Matt Monaghan	101,764	6 Chiltern Road Ingleside NSW 2101 Australia

SERIES SEED-3

Investor	Number of Shares	Address
Wichterman Family Trust	139,925	10157 Palmer Drive Oakton, VA 22124
Kathryn Arden	18,656	10822 Meadowcliff Lane Dallas, TX 75238

Judi McQuery	18,656	509 Coyote Road Southlake, TX 76092
Cynthia Braun Living Trust	46,641	1935 Abinante Lane San Jose, CA 95124
Leonard Shtargot	46,641	1305 Westmont Ave. Campbell, CA 95008
Christopher Kinsella	74,626	9481 NE 15th St Bellevue, WA 98004
Carsten Fitzner	74,626	16912 Spencer Ave. Los Gatos, CA 95032
AH-HA Holdings	373,134	PO Box 4406 Carmel, CA 93921
Rush Bartlett	18,656	2709 Shire Ridge Drive Austin, TX 78732
2ROK, LLC	186,567	7420 Dover Lane Parkland, FL 33067
Matt Uhlman	46,641	1017 Fellows Drive Yakima, WA 98908
Paul Davis	186,567	7 Omagh Place Killarney Heights, NSW 2087
Brett Blasiar	74,626	1/Military Road North Bondi, NSW 2026 Australia
Wichterman Family Trust	93,283	10157 Palmer Drive Oakton, VA 22124
Luke Hamann	74,626	Unit 6, 49-51 Roscoe Street Bondi Beach, NWS 2026 Australia
Matt Monaghan	46,641	6 Chiltern Road Ingleside NSW 2101 Australia

Patrick D'Souza	55,970	426 Central Place Kirkwood, MO 63122
Rush Bartlett	9,328	2709 Shire Ridge Drive Austin, TX 78732
Matt Monaghan	46,641	6 Chiltern Road Ingleside NSW 2101 Australia

SERIES SEED-4

Investor	Number of Shares	Address
Life Science Angels Investors IX, LLC	302,243	1230 Bordeaux Drive Sunnyvale, CA 94089
Nor-Cal Invest, LLC	559,708	516 S Division Street Walla Walla, WA 99362
Hughes 2015 Descendants' Trust	111,941	South Dakota Trust Company LLC 201 S Phillips Ave Suite 200 Sioux Falls, SD 57104
Wichterman Family Trust	55,970	10157 Palmer Drive Oakton, VA 22124
Intuitive Ventures, LLC	55,970	1002 Walnut Street Suite 300 Boulder, CO 80302
Sanjay Bagade	27,985	4870 Country Lane San Jose, CA 95129
AMROU SALAHIEH AND LAILA MUNIF-SALAHIEH, Trustees of the Amrou and Laila Salahieh Living Trust Dated December 19, 2001	55,970	PO Box 50460 Palo Alto, CA 94303-0460

Mark W. Mitchell Revocable Trust	27,985	1605 Kinnikinnick Lane #88157 Steamboat Springs, CO 80487
Laurence L. Betterley Revocable Trust	22,388	5060 Lexington Ave. No. Shoreview, MN 55126
Lisa Crump	27,985	3300 Fairchild Ave. Wayzata, MN 55391
Jeffrey William DeWing	11,194	4624 Bruce Avenue Edina, MN 55424
Susan Kimmel	11,194	7 Salem Lane Sunfish Lake, MN 55118
Ryan O'Connor	11,194	PO BOX 580 Minnetrista, MN 55364
Philip Miller	11,194	7219 Lanham Lane Edina, MN 55439
Diana M. Flotten Revocable Trust	16,791	270 Harbor Lane Shoreview, MN 55126
Brad Schoenbauer	11,194	311 Columbus Ave S New Prague, MN 56071
Big Fish Ventures LLC	27,985	30471 Lakeview Avenue Red Wing, MN 55066
Lateral Capital VI, LP	111,941	1500 State Street Suite 201 Sarasota, FL 34236
Richard M. Wald Trust UAD May 1, 2015	22,388	200 Park Ave, Unit 113 Minneapolis, MN 55415
Provident Trust Group, LLC FBO: Milton Sigelmann Roth IRA	33,582	Provident Trust Group 8880 W. Sunset Rd., Suite 250 Las Vegas, NV 89148

Steven Buchsbaum	27,985	12249 Shorewood Lane SW Burien, WA 98146
Alykhan Khaki	27,985	3113 Bonniebrook Dr., Plano, TX 75075
Washington Research Foundation	307,840	2815 Eastlake Ave E, Suite 300, Seattle, WA 98102
Rush Bartlett	5,597	2709 Shire Ridge Drive, Austin, TX 78732
Tractmed Investment LLC	134,330	6804 Bintliff Dr., Houston, TX 77074

SERIES BRIDGE

Investor	Number of Shares	Address
Nor-Cal Invest, LLC	238,095	516 S Division Street Walla Walla, WA 99362
Life Science Angels Investors IX, LLC	142,857	1230 Bordeaux Drive Sunnyvale, CA 94089
Millennium Trust Co. LLC as custodian FBO Douglas Hughes IRA	47,619	2001 Spring Road, Suite 700 Oak Brook, IL 60523
Dobby Private Equity LLC	23,809	1470 Walnut St, # 200 Boulder, CO 80302
AMROU SALAHIEH AND LAILA MUNIF-SALAHIEH, Trustees of the Amrou and Laila Salahieh Living Trust Dated December 19, 2001	10,670	PO Box 50460 Palo Alto, CA 94303-0460

Justin Uhl	9,523	1705 Long Gate Rd., Plymouth, CA 95669
Steven Conrad	10,670	PO Box 197 Woodinville, WA 98072-0197
KELP Associates, LLC	95,238	6524 112th Ave. NE Kirkland, WA 98033
Robert W. Lord	5,714	834 NE 100th Street Seattle, WA 98125
Joseph Liu	19,047	222 West Ave. #2002 Austin, TX 78701
John Woock	47,619	909 Albemarle Court Louisville, KY 40222
Rush Bartlett	4,761	2709 Shire Ridge Drive Austin, TX 78732
Ross Venook	9,523	450 Ashton Ave. Millbrae, CA 94030
Ashley Newsom Geisler Trust, Dated August 20, 2009	10,670	1715 Bay Laurel Drive Menlo Park, CA 94025
Steven Buchsbaum	5,335	12249 Shorewood Lane SW Burien, WA 98146
Susan Kimmel	14,285	7 Salem Lane Sunfish Lake, MN 55118
Paul Davis	35,568	88 Bungan Head Road Newport, NSW 2106
Lisa Crump	9,523	3300 Fairchild Ave. Wayzata, MN 55391

Brett Blasiar	14,285	121 Odonnell Street N Bondi, NSW 2026 Australia
Lateral Capital	21,341	1500 State Street Suite 201 Sarasota, FL 34236
Luke Hamann	14,227	39 Woodbine St. North Balgowlah, NSW 2093 Australia
Astralabs Inc.	23,809	979 Springdale Rd. Suite 123 Austin, TX 78702
Watershed Sep 2022, a Series of CGF2021 LLC	80,952	2093 Philadelphia Pike, #5885 Claymont, DE 19703
Alliance of Angels Innovation Fund 2022	95,238	951 22nd Ave E Seattle, WA 98112
Washington Research Foundation	58,666	2815 Eastlake Avenue East, Suite 300 Seattle, WA 98102
Glen Gaidos	14,285	
Joan Plastiras Revocable Living Trust	23,809	967 Dennis Drive Palo Alto, CA 94303
Tahoe Family Trust, Roland W. Schumann III, TTEE	9,523	
The Holmlund Family Trust, dated 8/5/93, Mark W. Holmlund, TTEE	9,523	
Terry & Marrianne Murphy	9,523	

The Dowd Family 2005 Trust, Charles A. Dowd, Jr. TTEE	9,523	547 Knotty Pine Drive Incline Village, NV 89451
Donna Jang & Don Ross	14,285	
Maggie & Jeff Saling	9,523	
Walter & Pamela Ettlin	9,523	
Michael Blasyzk	14,285	
Mt. Rose Trust	23,809	774 Mays Blvd Suite 10510 Incline Village, NV 89451

SCHEDULE B
KEY HOLDERS

Name and Address	**Number of Shares Held**
Christopher Kinsella 9481 NE 15th St Bellevue, WA 98004 topher@watershedtx.com	2,227,500
Clay Nolan 17361 Lakeview Drive Morgan Hill, CA 95037 clay@watershedtx.com	1,793,852
Saniya Ali 1287 Westlake Ave N Unit 501 Seattle, WA 98109 saniya@watershedtx.com	475,757
Joaquim Trias 960 Sequoia Avenue Millbrae, CA 94030 jtrias@jtpsbio.com	142,725

EXHIBIT A
CONSENT OF SPOUSE

I, [_____], spouse of [_____], acknowledge that I have read the Right of First Refusal and Co-Sale Agreement, dated as of [_____ __, 20__], to which this Consent is attached as Exhibit A (the "***Agreement***"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Company upon a Proposed Key Holder Transfer of shares of Transfer Stock of the Company which my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of Transfer Stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of Transfer Stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated as of the [__] day of [_____, _____].

_____
Signature

_____
Print Name